EXHIBIT 99.1

Westport Fuel Systems Appoints New Director

VANCOUVER, British Columbia, March 19, 2018 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPRT) (Nasdaq:WPRT) today announced Michele Buchignani has been appointed to the company’s Board of Directors, effective March 16, 2018. The appointment of Ms. Buchignani, who was previously a member of Westport Fuel Systems Advisory Board, increases the number of directors from 9 to 10.

"We are proud to have Ms. Buchignani joining our Board given her extensive experience in law, finance, and strategy, as well as her past board involvement in governance, compensation and audit committees,” said Brenda Eprile, Chair of the Board. “Her appointment will not only add a broad range of skills to our Board, but also support our commitment to gender diversity at the Board level.”

Ms. Buchignani was appointed a member of the Westport Fuel Systems Advisory Board in September of 2017 and is currently Chief Executive Officer of McLean Drive Consulting Ltd., a consulting firm to private equity owned and growth companies and Managing Partner of McLane Drive Holdings LP., a U.S. real estate holding company. Previously, Ms. Buchignani has held executive positions including as a Director with Teachers’ Private Capital, the private equity arm of the Ontario Teachers’ Pension Plan in Toronto from 2005 to 2009; Managing Director and Head of the Private Equity Funds Group at CIBC Capital Partners in Toronto and New York from 1999 to 2003; and Managing Director and Canadian General Counsel for CIBC World Markets from 1996 to 1999. From 1989 to 1996, she practiced corporate law in Toronto and London at Stikeman Elliott and was elected as a partner in 1995. Ms. Buchignani holds the ICD.D designation from the Institute of Corporate Directors. She serves in board and advisory positions with several corporate and not-for-profit organizations including Firethorn Capital Partners, L.P., White House Design Company Inc., The Fraser Institute, and the Alzheimer Society of B.C. Ms. Buchignani holds a Bachelor of Arts degree with Honours in English from the University of British Columbia and a JD from the University of Toronto. She also completed the Stanford Executive Program at the Graduate School of Business at Stanford University.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:
Caroline Sawamoto
Manager, Investor Relations & Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com